

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2011

Mr. Bennet P. Tchaikovsky
Chief Financial Officer
China Jo-Jo Drugstores, Inc.
Room 507-513 5ᵗʰ Floor, A Building Meida Plaza
Gongshu District, Hangshou, Zhejiang Province
People's Republic of China

      Re: China Jo-Jo Drugstores, Inc.
              Item 4.01 Form 8-K
              Filed April 25, 2011
              File No. 001-34711

Dear Mr. Tchaikovsky:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        Franklin Wyman
                        Staff Accountant